December 22, 2014

VIA EDGAR SYSTEM

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C.  20549

Attention: Mr. Stephen Krikorian, Accounting Branch Chief

Mr. Ryan Rohn, Staff Accountant

Re:                             Datalink Corporation

Form 10-K for the Fiscal Year ended December 31, 2013

Filed March 17, 2014

File No.  000-29758

Dear Messrs. Krikorian and Rohn:

On behalf of Datalink Corporation, we are submitting this letter in response to the comments of the Staff of the Securities and Exchange Commission contained in the letter dated December 9, 2014 to Gregory T. Barnum, our Chief Financial Officer.   For your convenience, we have repeated the comments set forth in the staff’s letter in bold print, and followed each comment with our response.

•                 Your table on page 6 of your Form 10-Q for the quarter ended September 30, 2014 appears to indicate that the common shares of non-vested stock that are reducing the number of shares used in the computation of basic net earnings per share are restricted stock. Please advise. If true, please explain why in your Form 10-K, on page 67, the total number of restricted stock for each year presented is significantly different from the weighted average common shares of non-vested stock that are reducing the number of shares in your basic net earnings per share in the table on page 52.

Response: The common shares of non-vested stock that are reducing the number of shares used in the computation of basic net earnings per share presented in the table on page 6 of our Form 10-Q for the quarter ended September 30, 2014 represent the sum of (1) a weighted average factor applicable to the number of shares of each grant that were not outstanding during the reporting period and (2) unvested shares that meet the definition of a participating security under FSP EITF 03-6, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”. The labels used in this table are unclear, and in future filings we will use more descriptive headings. The table is presented below:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
	(in thousands, except per share data)
Net earnings	$3,546	$818	$7,410	$4,820

Basic:
Weighted average common shares outstanding	22,786	22,695	22,786	22,695
Weighted average common shares of restricted stock that has not vested	(1,223)	(3,076)	(1,246)	(4,442)
Shares used in the computation of basic net earnings per share	21,563	19,619	21,540	18,253
Net earnings per share — basic	$0.16	$0.04	$0.34	$0.26

For the quarter ended September 30, 2014, the 22.8 million weighted average common shares outstanding in the table above include both vested stock awards as required by ASC 260 and unvested restricted shares that meet the definition of a participating security under FSP EITF 03-6, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”.  Although these shares are presented as weighted average common shares outstanding in the table, they actually represent the total number of common shares outstanding. As noted above, the weighted average common shares of restricted stock that has not vested from the table above represents the sum of a weighted average factor applicable to the number of shares of each grant that were not outstanding during the reporting period and unvested shares that meet the definition of a participating security under FSP EITF 03-6. The net of these two figures is the weighted average common shares outstanding for the reporting period.  The table below represents the breakout of each element in the calculation, from page 67 of our annual report on Form 10-K for the year ended December 31, 2013:

	Year Ended December 31,
	2013	2012	2011
	(in thousands, except per share data)
Net earnings	$10,045	$10,535	$9,845

Basic:
Total shares outstanding, excluding unvested restricted shares	21,595	17,470	16,802
Unvested restricted shares that meet the definition of a participating security	1,190	1,257	1,097
Total common shares outstanding	22,785	18,727	17,899
Less: weighted average factor applied to shares that were not outstanding during the reporting period	(2,517)	(356)	(999)
Unvested restricted shares that meet the definition of a participating security	(1,190)	(1,257)	(1,097)
Weighted average common shares outstanding	19,078	17,114	15,803
Net earnings per share — basic	$0.53	$0.62	$0.62

The 3.7 million shares that represent the difference between total common shares outstanding at December 31, 2013 and the weighted average common shares outstanding at December 31, 2013 is comprised of 2.5 million shares that represent the weighted average factor applied to shares that were not outstanding during the reporting period and 1.2 million shares that represent unvested restricted shares that meet the definition of a participating security. The weighted average factor applied to shares that were not outstanding during the reporting period was larger for the year ended December 31, 2013 than for the comparable periods in 2012 and 2011 because we completed a public offering of 3,795,000 shares in August 2013. The table on page 67 of our Form 10-K discloses only restricted stock grants, cancellations, and vestings during the applicable reporting periods and is significantly different from the weighted average common shares of non-vested stock because the table on page 67 does not include the aforementioned weighted average factor.

•                 Please clarify if these nonvested restricted shares have dividend rights.

Yes, these nonvested shares have dividend rights. The 2011 Incentive Plan (the “Plan”) that governs holders’ rights states that a participant with a restricted stock award shall have all the other rights of a shareholder, including the right to receive dividends and the right to vote the shares of restricted stock.  It also states that a holder of restricted stock is entitled to vote the unvested shares. Dividends and other distributions paid with respect to shares subject to the unvested portion of a restricted stock award will ordinarily be subject to the same restrictions that apply to the underlying shares, but the compensation committee may permit regular cash dividends to be paid free of such restrictions if vesting is subject only to the holder’s continued employment. If we declare and pay a dividend or other distribution on our common stock, we shall retain custody of all such dividends and distributions made or declared with respect to any unvested restricted shares.  We are not required to segregate any such retained dividends or distributions.  At the time restricted shares vest, we pay to the shareholder (without interest) the portion of such retained dividends and distributions that relate to the restricted shares that vest.

•                 Explain the difference between the non-vested restricted stock that is reducing the number of shares used in the computation of basic net earnings per share and the non-vested restricted stock that is being added to the number of shares used in the computation of diluted net earnings per share. In this regard, we note the table on page 6 in the Form 10-Q indicates that both of these line items are restricted stock that has not vested.

The non-vested restricted stock that is reducing the number of shares used in the computation of basic net earnings per share represents the sum of the weighted average factor applicable to the number of shares of each grant that were not outstanding during the reporting period and the unvested shares that meet the definition of a participating security under FSP EITF 03-6. It is equal to the difference between the total number of common shares outstanding on the balance sheet date and the weighted average common shares outstanding used in the computation of basic earnings per share, as presented in the tables above. The non-vested restricted stock that is being added to the number of shares used in the computation of diluted net earnings per share represents the potentially dilutive impact of share-based awards outstanding at period end, consisting of the incremental shares assumed to be issued upon the exercise of stock options and the incremental shares assumed to be issued under performance share and restricted share arrangements, except where the effect of including potential common shares would be anti-dilutive, less the number of shares that could have been repurchased with those proceeds at the average share price for the period.

•                  Please provide us with your numerical calculation how you determined the amount of employee and non-employee director stock options used in your diluted net earnings per share calculation for the year ended December 31, 2013.

The amount of shares included in the diluted share calculation for employee and non-employee director stock options is equal to the net of new shares potentially created by unvested in-the-money share awards, calculated by taking the number of weighted average awards in-the-money less the number of common shares we could purchase from the market with the option proceeds. In compiling the details of the calculation, we discovered that we incorrectly excluded one grant from this total. We disclosed 8,000, 60,000 and 87,000 of employee and non-employee director stock options for the years ended December 31, 2013, 2012 and 2011, respectively. We should have disclosed 163,000, 164,000 and 138,000 of employee and non-employee director stock options, respectively, for those periods. We do not plan to restate prior periods as a result of omitting this grant, as the effect of the change on diluted earnings per share is $0.004, $0.004 and $0.002, respectively. The details of our numerical calculation of employee and non-employee director stock options used in our diluted net earnings per share calculation for the year ended December 31, 2013 are as follows:

											(L)=(F)-
											(K)
					(F)		(H)			(K)=	Time
					Weighted	(G)=(F)*(C)	Average			(J)÷$11.204	Weighted
(A)			(D)	(E)	Avg.	Net Options	Remaining	(I)	(J)=(G)+	Number of	Assumed
Stock	(B)	(C)	Net	Weighted	Options	(in the money)	Unamortized	Aggregate	(H)+(I)	Shares	Net
Options	Date	Exercise	Options	Average	In the	Proceeds from	Compensation	Tax	Aggregate	Assumed	Shares
Granted	Granted	Price	Outstanding	Outstanding	Money	exercise	Expense	Benefit	Proceeds	Repurchased	Issued
5,000	2/23/2004	$4.30	2,000	2,000	2,000	$8,600	—	—	$8,600	768	1,232
85,600	4/19/2004	$3.85	4,984	4,984	4,984	$19,188	—	—	$19,188	1,713	3,271
42,200	6/30/2004	$3.32	1,900	1,900	1,900	$6,308	—	—	$6,308	563	1,337
7,100	12/31/2005	$3.88	4,300	4,300	4,300	$16,684	—	—	$16,684	1,489	2,811
450,000	7/20/2009	$3.50	450,000	450,000	450,000	$1,575,000	$67,221	$1,670,524	$3,312,745	295,666	154,334
					463,184				$3,363,525	300,199	162,985

With this letter, we acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in our filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•                  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, or would like to discuss this, please call me at (952) 279-4816.

Sincerely,

Datalink Corporation

/s/ Gregory T. Barnum
Gregory T. Barnum
Vice President, Finance and Chief Financial Officer